Avricore Health Announces $1 Million Secured Loan

VANCOUVER, British Columbia, March 6, 2020 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") a leader in point-of-care testing and health data generation, announced today that subject to regulatory approval it has entered into a loan agreement with Canam Online Ltd. for a secured loan in the amount of $1,000,000 (the “Loan”). The Loan is for a term of one year from receipt of funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. To facilitate the Loan a previous general security agreement held by Rodger Seccombe was deregistered. The President of the Company has also provided a guarantee for loan. The Company has paid a loan application fee in the amount of $30,000. Upon approval of the TSX Venture exchange the lender shall also receive from the Company bonus shares representing 20% of the aggregate sum of the loan.

The Company intends to use the proceeds from the Loan for working capital and marketing costs, including expanding its network of HealthTab™ operating blood-chemistry analyzers located in community pharmacies in Canada. The Company intends to repay the loan by means of cashflow from operations and future private placement financings. The Loan is repayable at any time without penalty.

“This financing ensures the adequate resources needed to grow and deliver on the robust business development opportunities in front of us throughout 2020.” Said Avricore Health CEO, Hector Bremner.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.  Visit our HealthTab™ website to learn more.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

Pharmacies agree to a two-year lease commitment, as well as the purchase of lipid and metabolic panels and other consumables from the Company.  De-identified, statistical data can also be monetized, presenting additional revenue streams for the Company.

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the financing and the expected timing thereof and the Company's expected use of proceeds from the financing; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com